July 8, 2024

Brian J. Wendling
Chief Accounting Officer and Principal Financial Officer
Qurate Retail, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

       Re: Qurate Retail, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 8-K filed May 8, 2024
           File No. 001-33982
Dear Brian J. Wendling:

       We have reviewed your filings and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Fair Value Measurements of Non-Financial Instruments, page II-12

1. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. If a reporting unit is at risk of failing, you should disclose:
           the percentage by which fair value exceeded carrying value at the date of the most recent test;
           the amount of goodwill allocated to the reporting unit;
           a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
           a discussion of the degree of uncertainty associated with the assumptions; and
 July 8, 2024
Page 2

             a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Please refer to Item 303(b)(3) of Regulation S-K.
Audited Financial Statements
Notes to Consolidated Financial Statements
(6) Debt, page II-43

2. We note your disclosure on page II-46 that QVC's leverage ratio was greater than 3.5 to
       1.0 and as a result QVC is restricted in its ability to pay dividends. Please tell us your consideration of providing the disclosures required by Rule 4-08(e)(3)(ii) of Regulation S-
       X and your consideration of providing the condensed financial information prescribed by
       Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.
Form 8-K filed May 8, 2024
Exhibit 99.1, page 1

3. Please present the most directly comparable GAAP measures with equal or greater prominence to your non-GAAP measures. For example, on page 1 you discuss
       Adjusted OIBDA and Adjusted OIBDA in constant currency; however there is no discussion of GAAP operating income (loss). Refer to Item 10(e)(1)(i)(A) of Regulation
       S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and
       Disclosure Interpretations.
Schedule 3, page 11

4. Adjustments to arrive at a non-GAAP measure should not be presented net of tax as presented in this schedule. Rather, income taxes should be shown as a separate adjustment and clearly explained. Refer to Question 102.11 of the Non-GAAP Financial Measures
       Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services